Exhibit 99.1

Bilibili Publishes 2022 Environmental, Social and Governance Report

SHANGHAI, China, April 27, 2023 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that it has published its 2022 Environmental, Social and Governance (“ESG”) Report. The ESG Report can be accessed on the Company’s investor relations website at http://ir.bilibili.com. The initiatives described in the report speak to our long-standing commitment to sustainable development, covering the impact to our users, content creators, employees, partners and other stakeholders.

“Bilibili strives to enrich the everyday lives of China’s young generations in all of their life stages, facilitating their personal growth and connections through high-quality content,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “Collaborating with our users, content creators, partners and all stakeholders, we are dedicated to creating value by integrating ESG initiatives into our practices. We will continue to extend these values across our corporation by actively shouldering social responsibilities and empowering our community to work toward a sustainable future for all.”

As part of that commitment, the Company’s 2022 ESG report details our efforts in content quality, community management, content creator and supplier empowerment, human capital development, corporate governance, social charitable activities, positivity advocacy, environmental protection, cybersecurity and privacy protection, minor protection, among other initiatives. Our aim is to provide our investors and other stakeholders with a transparent view of our operations and procedures alongside the positive contributions that Bilibili seeks to make to the society.

Highlights of our 2022 ESG achievements:

1.	Quality Content and Harmonious Community

We are committed to building a diverse content ecosystem and friendly community for young generations. We take active initiatives to take care of their mental health and continue to improve our minors’ protections. In 2022, we:

•	Generated over 3.4 billion average daily video views, with 95% from the high-quality content created by our content creators.

•	Promoted users’ engagement within our community, resulting in 13.6 billion monthly interactions in the fourth quarter of 2022.

•	Provided rich pan-knowledge content, attracting 190 million users to study on Bilibili.

•	Published our 2022 Community Governance Annual Report to fully disclose our community management practices.

•	Supported 280,000 users with negative emotions via our Charging Station program.

•	Launched our Family Platform and offered enriched science and aesthetic content for teenagers.

2.	Empowering Content Creators and Suppliers

Bilibili is committed to supporting our content creators by showcasing their creativity and unlocking their commercial value on our platform. We are also dedicated to supporting Chinese anime industry development and bringing them worldwide. To further those objectives, we:

•	Increased the number of content creators who received monetary rewards from Bilibili by 64% year-over-year in the fourth quarter of 2022.

•	Had over 3,500 employees offering professional support to content creators in 2022.

•	Offered support to underprivileged content creators, calling for our community to help people with disabilities.

•	Upgraded our anime producers support program, and distributed a total of 24 Chinese anime worldwide as of October 29, 2022.

3.	Human Capital and Corporate Governance

We highly value our employees’ contribution to our Company, as well as responsible governance practices. We are dedicated to conducting compliance operations, implementing intellectual property protection, and continuing to improve our cybersecurity protection. Toward those goals, in 2022, we:

•	Optimized our training system, covering 94% of our employees.

•	Provided support for employees to grow as individuals; over 3,600 employees joined self-initiated interest clubs.

•	Established a sound business ethics system that covers all employees.

•	Established comprehensive measures to protect intellectual property rights.

•	Obtained ISO information security certifications for over 80% of our business to protect cybersecurity.

4.	Social Endeavors

We take in-depth looks at ways to integrate social needs with our business operations and actively participate in various public welfare pursuits. In 2022, the Company:

•	Launched the Bilibili Charity Platform, attracting over 30 reputable public welfare organizations joined.

•	Supported the building of Yili Primary School, accumulated supporting 5 rural schools and benefiting 6,343 students.

•	Supported rural schools’ innovation projects via Bilibili Happy Scholarship.

•	Provided culturally uplifting content on Bilibili that was watched by 160 million traditional Chinese culture enthusiasts.

5.	Environmental Protection

We are very mindful of climate-related issues and their potential impact on the global environment. Against that backdrop, we value environmental protection across our business activities, as well as leverage our content library to promote climate awareness among our users. In 2022, we:

•	Continued to pursue the Bilibili Environmental Management Goals which we initiated in 2021.

•	Implemented green operation initiatives, successfully reducing our total greenhouse gas (GHG) emissions.

•	Launched 10 environmental protection-related projects on the Bilibili Charity Platform.

•	Supported 9.5 billion video views of environmental protection-related content.

Our 2022 ESG report is provided in both Chinese and English. For the purpose of environmental protection, we strongly recommend the electronic version, which is on the Company’s investor relations website at http://ir.bilibili.com as well as the HKEX’s website at http://www.hkexnews.hk.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com